Exhibit 12.1

Calculation of Ratios of Earnings to
Fixed Charges and Preferred Stock Dividends
The following table sets forth the calculation of our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated (dollars in thousands):

	For the period August 9, 2011 (date operations commenced) through December 31, 2011	For the Six Months Ended June 30, 2012
Net income	$19,669	$53,549
Fixed charges and preferred stock dividends:
Interest expense	$1,737	$6,450
Rent expense (1)	$40	$46
Preferred stock dividends (2)	$—	$—
Total fixed charges and preferred stock dividends	$1,777	$6,496
Earnings available to cover fixed charges and preferred stock dividends	$21,446	$60,045
Ratio of earnings to fixed charges	12.1	9.2
Ratio of earnings to combined fixed charges and preferred stock dividends	12.1	9.2
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(1)	Represents a reasonable approximation of the interest factor included in rent expense.

(2)	There were no shares of preferred stock outstanding during the periods presented above and, therefore, there are no amounts for preferred stock dividends included in the above calculations.